Exhibit 99.1

(formerly, Bauer Performance Sports Ltd.)

Notice of Annual Meeting of Shareholders

To be held on October 9, 2014

And

Management Information Circular

Our annual meeting of shareholders will be held at

10:00 a.m. (Eastern time) on October 9, 2014 at

Hyatt Andaz Wall Street, 75 Wall Street, New York, NY, 10005 United States.

As a holder of Common Shares

or Proportionate Voting Shares of

Performance Sports Group Ltd.,

you have the right to vote your shares,

either by proxy or in person at the meeting.

August 27, 2014

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) and proportionate voting shares (the “Proportionate Voting Shares”, and together with the Common Shares, the “Shares”) of Performance Sports Group Ltd. (the “Company”) will be held at 10:00 a.m. (Eastern Time) on October 9, 2014 at Hyatt Andaz Wall Street, 75 Wall Street, New York, NY, 10005, United States for the following purposes:

(1)                                 to receive the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2014, together with the auditor’s report thereon;

(2)                                 to elect the directors of the Company who will serve until the next annual shareholders meeting or until their successors are appointed;

(3)                                 to appoint the auditor of the Company;

(4)                                 to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Company is utilizing the notice-and-access mechanism that came into effect on February 11, 2013 under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders.

Electronic copies of this Notice of Meeting, the management information circular (the “Circular”) and the Company’s 2014 Annual Report (containing a letter to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2014 and Management’s Discussion and Analysis thereon) may be found on the Company’s pages on SEDAR at www.sedar.com, on Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) at www.sec.gov and also on the Company’s website at www.performancesportsgroup.com/noticeandaccess. The Company’s Annual Information Form dated August 27, 2014 can also be found on SEDAR, EDGAR and the Company’s website. Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2015 fiscal year.

Shareholders may obtain paper copies of this Notice of Meeting, the Circular, the 2014 Annual Report and the Annual Information Form free of charge, or more information about notice-and-access, by contacting the Company’s transfer agent, Equity Financial Trust Company, at 1-866-393-4891 or investor@equityfinancialtrust.com. In order to receive paper copies of these meeting materials in time to vote before the Meeting, your request should be received no later than September 30, 2014.

The Company’s board of directors has fixed the close of business on August 18, 2014 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof. Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the Meeting.

Registered Shareholders are requested to complete, date, sign and return (in the return envelope provided for that purpose) the form of proxy for Common Shares and/or Proportionate Voting Shares, as applicable. You may also vote your Shares by proxy by appointing another person to attend the Meeting and vote your Shares for you. To be valid, the form of proxy must be signed and received by the proxy department of the Company’s transfer agent, Equity Financial Trust Company, by mail at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, on the internet at www.voteproxyonline.com or by facsimile at 416-595-9593 not later than 5:00 p.m. (Eastern time) on October 7, 2014, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Eastern time) on the second business day before any such adjourned or postponed Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

You are a Non-Registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting.  Please return your voting instructions as specified in the request for voting instructions delivered to you.

If you are a non-registered Shareholder, and the Company or its agent has sent the Notice Package directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice Package to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice Package to you, and (ii) executing your proper voting instructions.

Dated at Toronto, Ontario, this 27 th day of August, 2014.

By order of the board of directors,

Kevin Davis
President and Chief Executive Officer

APPENDICES

GLOSSARY OF TERMS	Appendix A

PERFORMANCE SPORTS GROUP LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished by management of Performance Sports Group Ltd. (the “Company”) in connection with the solicitation of proxies for use at the annual meeting of Shareholders (the “Meeting”) to be held on October 9, 2014 at 10:00 a.m. (Eastern time) at Hyatt Andaz Wall Street, 75 Wall Street, New York, NY, 10005, United States or any postponements(s) or adjournment(s) thereof, for the purposes set forth in the notice of meeting (the “Notice of Meeting”).

Certain capitalized terms used in this Circular that are not otherwise defined herein have the respective meanings set out in the “Glossary of Terms” which is attached as Appendix A to this Circular. Information in this Circular is given as at August 27, 2014, unless otherwise indicated.

No Person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Company is established under the laws of the Province of British Columba. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

REPORTING CURRENCY

The Company presents its consolidated financial statements in United States dollars. In this Circular, references to “$”, “US$”, “dollars” or “U.S. dollars” are to United States dollars and references to “Cdn$” and “Canadian dollars” are to Canadian dollars. Amounts are stated in U.S. dollars unless otherwise indicated.

On May 30, 2014, the noon rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals Cdn$1.0867.

GENERAL PROXY MATTERS

As a Shareholder, it is very important that you read this information carefully and then vote your Shares, either by proxy or voting instruction form or by attending the Meeting.

Date, Time and Place of Meeting

The Meeting is scheduled to be held on October 9, 2014 at 10:00 a.m. (Eastern time) at Hyatt Andaz Wall Street, 75 Wall Street, New York, NY, 10005, United States, for the purposes set forth in the Notice of Meeting. The Company reserves the right to adjourn or postpone the Meeting if considered appropriate by the Board of Directors.

Record Date

The Board of Directors has established the record date for the Meeting as the close of business on August 18, 2014 (the “Record Date”). Only Shareholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Quorum

A quorum of Shareholders is present at a meeting of Shareholders if two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least five per cent of the Shares.

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company to be used at the Meeting and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by telephone or other electronic means by management of the Company, including its directors and officers. The costs of the solicitation will be borne by the Company.

Notice-and-Access

The Company is sending out proxy-related materials to Registered Shareholders and Non-Registered Shareholders using the notice-and-access mechanism that came into effect on February 11, 2013 under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Company anticipates that notice-and-access will directly benefit the Company through a reduction in both postage and material costs and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders will be provided with electronic access to the Notice of the Meeting, this Circular, and the Company’s 2014 Annual Report (containing a letter to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2014 and Management’s Discussion and Analysis thereon) on the Company’s pages on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and also on the Company’s website at www.performancesportsgroup.com/noticeandaccess. The Company’s Annual Information Form dated August 27, 2014 can also be found on SEDAR, EDGAR and the Company’s website.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with information prescribed by NI 54-101, a letter to Shareholders and a form of proxy (if you are a Registered Shareholder) or a voting instruction form (if you are a Non-Registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2015 fiscal year.

Shareholders may obtain paper copies of the Notice of Meeting, this Circular, the 2014 Annual Report and the Annual Information Form free of charge, or more information about notice-and-access, by contacting the Company’s transfer agent, Equity Financial Trust Company at 1-866-393-4891 or investor@equityfinancialtrust.com. In order to receive paper copies of these meeting materials in time to vote before the Meeting, your request should be received no later than September 30, 2014.

Registered Shareholders

You are a Registered Shareholder if your name appears on your share certificate. If you are a Registered Shareholder of Common Shares and/or of Proportionate Voting Shares, the applicable proxy form(s) are included in the Notice Package.

If you are a Registered Shareholder, you can vote in person at the Meeting or by proxy. Voting by proxy means that you are giving the person or people named on your proxy form (your proxyholder) the authority to vote your Shares for you at the Meeting or any adjournment or postponement thereof.

How to Vote in Person

If you intend to be present and vote in person at the Meeting, you do not need to complete or return your proxy form. Voting in person at the Meeting can revoke any proxy you completed earlier upon your request. At the Meeting, you should see a representative of Equity Financial Trust Company, the Company’s transfer agent.

How to Vote by Proxy

Complete and return the form of proxy in the return envelope provided.  The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing.

If you vote by proxy, the directors and/or officers who are named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. This person does not have to be a Shareholder. Write the name of the person you are appointing in the space provided. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should see a representative of Equity Financial Trust Company.

If you are voting your Shares by proxy, the Company’s transfer agent, Equity Financial Trust Company, must receive your signed proxy by mail at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, on the internet at www.voteproxyonline.com or by facsimile at 416-595-9593, not later than 5:00 p.m. (Eastern time) on October 7, 2014, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Eastern time) on the second business day before such adjourned or postponed Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

The Shares represented by any proxy received by management will be voted for or against or withheld from voting, as the case may be, by the persons named in the form of proxy in accordance with the direction of the Shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies received by management will be voted on any ballot “FOR”: (1) the election of each of the directors referred to in this Circular; and (2) the appointment of the auditor of the Company. See “Business of the Meeting”.

How to Change your Vote

A Registered Shareholder executing the form of proxy may revoke it at any time before it has been exercised by:

·                  completing a proxy form that is dated later than the proxy form you are revoking and mailing it to Equity Financial Trust Company so that it is received before 5:00 p.m. (Eastern time) on October 7, 2014;

·                  sending a revocation notice in writing to the Corporate Secretary of the Company at its registered office so that it is received at any time up to and including the last business day before the date of the Meeting. The notice can be from the Shareholder or the authorized attorney of such Shareholder; or

·                  attending the Meeting and providing a revocation notice to the chair of the Meeting before any vote in respect of which the proxy has been given.

Non-Registered Shareholders

You are a Non-Registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form.

If you are a Non-Registered Shareholder, and the Company or its agent has sent the Notice Package directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice Package to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions delivered to you.

If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, please contact the Company’s transfer agent, Equity Financial Trust Company, at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by e-mail at investor@equityfinancialtrust.com.

How to Vote by Voting Instruction Form

Non-Registered Shareholders who receive a voting instruction form in the Notice Package should carefully follow the instructions provided to ensure their vote is counted.

Subject to the terms of your voting instruction form, if you do not specify how you want your Shares voted, they will be voted “FOR”: (1) the election of each of the directors referred to in this Circular; and (2) the appointment of the auditor of the Company. See “Business of the Meeting”.

How to Vote in Person

If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please write your name in the space provided on the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so. At the Meeting, you should see a representative of Equity Financial Trust Company.

How to Change your Vote

A Non-Registered Shareholder may change or revoke a voting instruction at any time by following the instructions on the voting instruction form in sufficient time prior to the Meeting.

Exercise of Discretion by Proxyholders

The form of proxy and any voting instructions submitted confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof, and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the persons appointed as proxy will vote on such other business in such manner as such persons then consider to be proper.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Proportionate Voting Shares. As of the Record Date, the Company had 39,653,208 issued and outstanding Common Shares and 4,325 issued and outstanding Proportionate Voting Shares, or an equivalent of 43,978,208 Common Shares (assuming the conversion of all Proportionate Voting Shares into Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share).

Voting Rights

The Common Shares carry one vote per share for all matters coming before Shareholders and the Proportionate Voting Shares carry 1,000 votes per share for all matters coming before Shareholders.

Unless a different majority is required by law or our Articles, resolutions to be approved by holders of Shares require approval by a simple majority of the total number of votes of all Shares cast at a meeting of Shareholders at which a quorum is present with holders of Common Shares entitled to one vote per share and holders of Proportionate Voting Shares entitled to 1,000 votes per share.

The holders of Common Shares and Proportionate Voting Shares are entitled to receive notice of any meeting of Shareholders of the Company, and to attend and vote at those meetings, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the BCBCA.

Ownership of Shares of the Company

As of the date hereof, to the Company’s knowledge, no person or company, owned beneficially, directly or indirectly or controlled or directed more than 10% of the Shares, assuming conversion of the Proportionate Voting Shares issued into Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share.

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for Fiscal 2014, together with the auditor’s report thereon, will be submitted at the Meeting, but no vote thereon is required. These audited consolidated financial statements, together with the Management’s Discussion and Analysis thereon, are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.performancesportsgroup.com.

Election of Directors

The Company’s Articles state that its Board of Directors must have a minimum of three and a maximum of 10 directors.  The Board of Directors is currently fixed at nine directors. At the Meeting, each of the persons identified in the section “Nominees for Election to the Board of Directors” will be nominated for election as directors; all such nominees are presently directors of the Company. Each director is expected to hold office until the next annual meeting of Shareholders. The directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

Majority Voting Policy

The Company has adopted a majority voting policy, as amended (the “Majority Voting Policy”), which requires that in an uncontested election of directors, if any nominee receives a greater number of votes “withheld” than votes “for”, the nominee will tender a resignation to the Chairman of the Board immediately following the Meeting. The Majority Voting Policy applies to the election of directors at the Meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation in a timely manner and shall make a recommendation to the Board of Directors no later than within 90 days of the Meeting. The Board of Directors will make a final decision on the resignation having considered the factors reviewed by the Corporate Governance and Nominating Committee and must accept the resignations except in exceptional circumstances. A director who tenders his or her resignation will not participate in the Committee’s or the Board of Directors consideration of whether to accept the tendered resignation. The Board of Directors will promptly disclose its decision in a press release, and should the Board of Directors decline to accept the resignation, the press release will fully state the reasons for its decision. A copy of the Majority Voting Policy is available on the Company’s website at www.performancesportsgroup.com.

Advance Notice By-laws

On October 16 2013, the Shareholders approved and the Company adopted an advance notice by-law (the ‘‘Advance Notice By-law’’) for the purpose of providing Shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of Shareholders.

The purpose of the Advance Notice By-law is to (i) ensure that all Shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of Shareholders of the Company. The Advance Notice By-law fixes the deadlines by which holders of record of Shares must submit director nominations to the Corporate Secretary of the Company prior to any annual or special meeting of Shareholders for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice By-law.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. These provisions may preclude Shareholders from making nominations for directors at an annual or special meeting of Shareholders. The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice By-law.

For the purposes of the Advance Notice By-law, ‘‘public announcement’’ means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company for public access. The Advance Notice By-law will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards.

Appointment of Auditor

At the Meeting, Shareholders will be asked to appoint the firm of KPMG LLP to hold office as the Company’s auditor until the close of the next annual meeting of Shareholders. Pursuant to section 22.3 of the Company’s Articles, the Board of Directors is authorized to fix the remuneration of the auditor.

KPMG LLP has served as auditor of the Company since 2010 and has advised the Company that it is independent in accordance with all relevant professional and regulatory standards.  Details with respect to external auditor fees for past services can be found in the section “Audit Committee Information” of the Company’s Annual Information Form, which can be viewed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and also on the Company’s website at www.performancesportsgroup.com/noticeandaccess.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of auditor or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditor of the Company.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Description of Proposed Director Nominees

Nine directors are to be elected at the Meeting, each of whom is to hold office until the end of the next annual meeting of Shareholders or until their successors are elected or appointed. See “Business of the Meeting — Election of Directors”.

All nominees have established their eligibility and willingness to serve as directors. If prior to the Meeting, any of the listed nominees would become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder.  As of the date hereof, management of the Company does not expect that any of the nominees will be unable to serve as a director. However, if, for any reason, at the time of the Meeting any of the nominees are unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

The following sets out certain information regarding each of our nominee directors.

Christopher Anderson, 39

New York, USA

Director Since: 2008

Independent

Christopher Anderson is a Partner of Kohlberg & Company, which he joined in 1998. He is a member of the board of directors of Aurora Products Group, L.L.C., Chronos Life Group, Katy Industries, Inc., Risk Strategies Company and Troon Golf, L.L.C.

Mr. Anderson received a Bachelor of Arts from Princeton University.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	Katy Industries, Inc. (PINK: KATY).
Nil(1)	Nil	N/A
Committee Membership			Areas of Expertise
Compensation Committee (Chair)			Governance & Regulatory	Compensation
			Management/Leadership	Strategy
Corporate Governance and Nominating Committee

Karyn Barsa, 53

Utah, USA

Director Since: 2014

Independent

Karyn Barsa has been a member of the Company’s Board of Directors since May 2014. Ms. Barsa has led numerous global premium brands and has been a member of the board of directors of Deckers Outdoor Corporation (NYSE) since 2008. Ms. Barsa served as the CEO at Coyuchi, Inc. from 2009 to 2013 and has also served as the CEO of Investor’s Circle and Smith & Hawken, Ltd. In addition to her Chief Executive roles, Ms. Barsa served as Chief Operating Officer and CFO at Patagonia, Inc. and was the founder of HeadStart Custom Helmets. Ms. Barsa has also held financial positions with Kerr Glass Manufacturing Company, Wells Fargo Bank, Tacoma Boatbuilding Corporation and Midland Capital.

Ms. Barsa received a Bachelor of Arts in Economics from Connecticut College and an MBA from the University of Southern California.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	Deckers Outdoor Corporation
Nil	284	N/A
Committee Membership			Areas of Expertise
Compensation Committee			Retail/Customer Experience	Compensation
			Governance and Regulatory	Strategy
Management/Leadership

Kevin Davis, 47

New Hampshire, USA

Director Since: 2008

Non-Independent

Kevin Davis is the President and CEO of the Company and has acted in this capacity since 2008. Mr. Davis joined the Company in 2002 and has held positions of increasing responsibility over that time, most recently as the Chief Operating Officer from 2006 to 2008 and CFO from 2004 to 2006. Prior to joining the Company, Mr. Davis held senior finance positions in the medical device industry for Pathway Medical Technologies and Boston Scientific Corporation and in consumer products with The Gillette Company.

Mr. Davis received a Bachelor of Science degree from the University of Massachusetts and earned Certified Public Accountant (CPA) and Certified Management Accountant (CMA) designations while employed at Ernst & Young LLP.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	None
15,578	Nil	1,462,962
Committee Membership			Areas of Expertise
None			Retail/Consumer Experience	Management/Leadership
			Merchandising	Accounting

Samuel P. Frieder, 50

New York, USA

Director Since: 2008

Independent

Mr. Frieder is the Managing Partner of Kohlberg & Company, which he joined in 1989. He is a member of the board of directors of Aurora Products Group, L.L.C., BioScrip, Inc., Chronos Life Group, Concrete Technologies Worldwide, Inc., e+ CancerCare, Katy Industries, Inc., Kellermeyer Bergensons Services, Nellson Nutraceutical, L.L.C., Nielsen & Bainbridge, Packaging Dynamics Corporation, Pittsburgh Glass Works L.L.C., Risk Strategies Company, Sabre Industries, Inc., Stanadyne Corporation, SVP Holdings, Ltd., Trico Products, Inc. and Troon Golf, L.L.C.

Mr. Frieder received a Bachelor of Arts from Harvard College.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	BioScrip, Inc. (NASDAQ: BIOS)
Nil(1)	Nil	N/A	Katy Industries, Inc. (PINK: KATY)
Stanadyne Corporation (not traded but reports)
Committee Membership			Areas of Expertise
None			Governance & Regulatory	Compensation
			Management/Leadership	Strategy

C. Michael Jacobi, 72

Connecticut, USA

Director Since: 2012

Independent

C. Michael Jacobi is the president of Stable House 1, LLC, a private company engaged in real estate development. He has extensive executive and director experience with major international companies, including previously serving as President and CEO of Timex Corporation, a leading worldwide manufacturer of watches. He also serves as Chairman of the board of directors of Sturm, Ruger & Co., Inc. (NYSE), a company engaged in the manufacture and distribution of firearms. Mr. Jacobi previously was President and CEO at Katy Industries, Inc. and also currently serves on the board of directors of Webster Financial Corporation, KCAP Financial, Inc., and Corrections Corporation of America.

Mr. Jacobi received a Bachelor of Science from the University of Connecticut. He is a Certified Public Accountant.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	Corrections Corp of America (NYSE: CXW)
Nil	10,185	N/A	KCAP Financial Inc. (NASDAQ: KCAP)
Sturm, Ruger & Company (NYSE: RGR)
Webster Financial Corporation (NYSE: WBS)
Committee Membership			Areas of Expertise
Audit Committee			Retail/Consumer Experience	Management/Leadership
			Merchandising	Accounting
Corporate Governance and Nominating Committee (Chair)

Paul A. Lavoie, 58

Toronto, Ontario

Director Since: 2013

Independent

Paul A. Lavoie is the chairman of TAXI, a Montreal based marketing and communications company which he co-founded in 1992. Mr. Lavoie has extensive experience in international marketing, integrated brand communications, and digital, print and broadcast production. Prior to co-founding TAXI, he held the positions of Creative Director for Cossette and Art Director for J. Walter Thompson. Mr. Lavoie currently serves on two not for profit boards as a member of the HEC’s International Advisory Board and the Virginia Commonwealth University’s Brand Center.

Mr. Lavoie attended Dawson College in Westmount, Quebec.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	None
Nil	5,092	N/A
Committee Membership			Areas of Expertise
None			Telecommunications	Management/Leadership
			Retail/Consumer Experience	Strategy

Matthew M. Mannelly, 57

Connecticut, USA

Director Since: 2013

Independent

Matthew M. Mannelly is the President and CEO of Prestige Brand Holdings, Inc. and has held this position since September 2009. Mr. Mannelly has extensive experience in consumer products, packaged goods, sports and fitness and apparel. Prior to Prestige Brands, he was the CEO of Cannondale Bicycle Corporation. Mr. Mannelly has also held management positions in marketing and retail development for Nike, Gatorade, Quaker Oats and the U.S. Olympic Committee.

Mr. Mannelly received an MBA in Marketing from the University of North Carolina at Chapel Hill, and a B.S. in Economics from Boston College.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	None
Nil	2,546	N/A
Committee Membership			Areas of Expertise
Corporate Governance and Nominating Committee			Retail/Consumer Experience	Strategy
Management/Leadership

Bernard McDonell, 59

Ontario, Canada

Director Since: 2011

Independent, Chairman of the Board

Mr. McDonell is currently the Lead Director for First Capital Realty Ltd. (TSX), an owner, developer and manager of urban rental centered properties and serves on the executive, audit and corporate governance committees for First Capital Realty Ltd. Mr. McDonell is also currently a Director of The Commonwell Mutual Insurance Group since January 2014. He was President of Provigo Inc., a food retailer owned by Loblaw Companies Inc. from 1999 to 2006. Mr. McDonell has also served as a Director of Investus Real Estate Inc. (TSX-V), and as Vice Chairman and CEO of Capital Wapiti Inc. (TSX-V), an industrial real estate company.

Mr. McDonell received a Bachelor of Commerce from Concordia University.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	First Capital Realty Ltd. (TSX: FCR)
6,650	12,785	N/A
Committee Membership			Areas of Expertise
Audit Committee (Chair)			Retail/Consumer Experience	Compensation
			Merchandising	Strategy
			Governance and Regulatory	Accounting
			Management/Leadership	Real Estate

Bob Nicholson, 61

British Columbia, Canada

Director Since: 2011

Independent

Bob Nicholson has been a member of the Company’s Board of Directors since March 2011. Mr. Nicholson was recently appointed as Vice-Chairman of the Oilers Entertainment Group. OEG is a new sports and entertainment company that owns and operates a variety of sports and entertainment assets, including three minor league hockey teams and Rogers Place, which will be the new home of the Edmonton Oilers. In Mr. Nicholson’s new leadership role with OEG, Mr. Nicholson will oversee the expansion of the group’s major sponsorships and operations at Rogers Place when it opens in September 2016.  He will also serve as an Alternate Governor for the Edmonton Oilers on the NHL Board of Governors and will continue to serve as Vice-President of the IIHF.  Mr. Nicholson previously served from 1998 until June 2014 as President and Chief Executive Officer of Hockey Canada prior to which he was a senior vice-president of Hockey Canada from 1992 to 1998. As part of his responsibilities at Hockey Canada, Mr. Nicholson was involved in both the financial and operational side of the organization.

Mr. Nicholson attended Providence College in Providence, Rhode Island.

Equity Ownership			Public Board Membership
Common Shares	DSUs	Options	None
Nil	5,021	N/A
Committee Membership			Areas of Expertise
Audit Committee			Merchandising	Strategy
			Compensation	Hockey
Compensation Committee

(1)         While neither Christopher Anderson nor Samuel Frieder personally owns any Common Shares, the Kohlberg Funds, which include Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is managed by its general partner, Kohlberg Management VI, LP (“Kohlberg”), does own an aggregate of 4,325 Proportionate Voting Shares and 11,695 Common Shares, being an equivalent of 4,336,695 Common Shares on an as-converted basis (representing 9.86% ownership on a non-diluted basis) as of the date hereof. Investment and voting decisions with respect to any securities held by the Kohlberg Funds are made jointly by individuals who are members of Kohlberg, and therefore no sole member of Kohlberg is the beneficial owner of the securities, except with respect to the shares in which such member holds a pecuniary interest. Each of Christopher Anderson and Samuel P. Frieder, current directors of the Company, is a member of Kohlberg (collectively, the “Members”). Additionally, Mr. Anderson is a Vice-President and Mr. Frieder is a Co-President of Kohlberg, and they are both members of its operating committee (collectively, the “Principals”). The primary occupation of the Principals is the management of Kohlberg and its affiliates. All Members are entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the Shares held by the Kohlberg Funds. Each of the Members disclaims any beneficial ownership of any such Shares, except to the extent of his pecuniary interest therein.

Top Competencies/Skills

As part of the director nomination process, the Board of Directors, assisted by the Corporate Governance and Nominating Committee, considers a variety of key skills and competencies which are identified in the table below for each director nominee:

	Age			Language		Jurisdiction		Top Competencies
Name	Under 60	60- 69	70- 75	English	French	Canada	US	Telecommunications	Retail/ Customer Experience	Merchandising	Governance and Regulatory	Management /Leadership	Compensation	Strategy	Accounting	Real Estate	Hockey
Christopher Anderson	x			x			x				x	x	x	x
Karyn Barsa	x			x			x		x		x	x	x	x
Kevin Davis	x			x			x		x	x		x			x
Sam P. Frieder	x			x			x				x	x	x	x
C. Michael Jacobi			x	x			x		x	x		x			x
Paul A. Lavoie	x			x		x		x	x			x		x
Matthew M. Mannelly	x			x			x		x			x		x
Bernard McDonell	x			x	x	x			x	x	x	x	x	x	x	x
Bob Nicholson		x		x		x				x			x	x			x

Cease Trade Orders or Bankruptcies

Other than as described below, none of our directors or executive officers:

(a)                                 is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, CEO or CFO of any company (including us) that,

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as a director, CEO or CFO;

(b)                                 is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Samuel P. Frieder was a director of: (i) Southwest Supermarkets, LLC when it, and Southwest Holdings, LLC filed for bankruptcy protection under Chapter 11 of the US Code in the US Bankruptcy Court for the District of Arizona in November 2001 (the bankruptcy was converted into a Chapter 7 proceeding in September 2004), (ii) Camber Companies, LLC, when it completed an orderly liquidation of its assets during 2004, and (iii) Holley Performance Products, Inc. when the board of directors approved a plan in December 2007 to file a voluntary petition for reorganization under Chapter 11 of the US Code in the U.S. Bankruptcy Court for the District of Delaware (the plan was subsequently filed in February 2008 and approved in March 2008) and the corporation emerged from bankruptcy in June 2010.

Mr. Frieder was also a director of (i) Lab Ventures, Inc., and (ii) International Cancer Screening Labs (“International Labs”), a subsidiary of Lab Ventures, Inc. In December 2001, Lab Ventures, Inc., in conjunction with its subsidiary, filed a petition for bankruptcy under Chapter 7 of the US Code in the US Bankruptcy Court for the Western District of Texas, San Antonio Division. The final liquidation of Lab Ventures, Inc. was completed in March 2003 and International Labs’ final liquidation was subsequently completed in February 2005.

Penalties or Sanctions

No director or executive officer of the Company has:

(a)                                 been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the CEO, the CFO, and, other than the CEO and the CFO, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (collectively, the “Named Executive Officers” or “NEOs”). The NEOs are:

·                  Kevin Davis, President and CEO;

·                  Amir Rosenthal, CFO and Executive Vice President of Finance and Administration;

·                  Richard Wuerthele, Executive Vice President of Hockey;

·                  Paul Gibson, Executive Vice President, Product Creation and Supply Chain; and

·                  Michael J. Wall, Vice President, General Counsel and Corporate Secretary.

Overview

Based on recommendations made by the Compensation Committee, our Board of Directors makes decisions regarding salaries, annual bonuses and equity incentive compensation for our executive officers, and approves corporate goals and objectives relevant to the compensation of the CEO and our other executive officers. Our Board of Directors solicits input from our CEO and the Compensation Committee regarding the performance of the Company’s other executive officers. Finally, the Board of Directors also administers our incentive compensation and benefit plans with the assistance of, or where appropriate the delegation to, the Compensation Committee.

Our Compensation Objectives

Our compensation practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our long-term success. Our Board of Directors seeks to compensate our executive officers by combining short- and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. The Board of Directors seeks to set company performance goals that reach across all business areas.

Compensation Components

Our compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives. We describe each element of compensation in more detail below.

Base Salary

Base salaries for our executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account competitive market compensation paid by other companies in our industry and in other relevant industries for similar positions and the overall market demand for such executives at the time of hire. See “— Comparator Group”. An executive officer’s base salary is also determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive officers’ success in meeting or exceeding individual objectives. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Annual Bonus

Our compensation program includes eligibility for an annual incentive cash bonus. The Board of Directors has adopted a bonus plan, the purpose of which is to provide eligible executive officers (including NEOs) a bonus payment based on both personal and corporate performance.

The amount of the cash bonus depends primarily on the level of achievement of the company-wide performance goals, with a target bonus generally set as a percentage of such executive officer’s base salary (the “Target Bonus”) and based on a target level of Adjusted Earnings Per Share (“Adjusted EPS Target”). Additional discretionary amounts may be rewarded based on individual contribution and performance as described further below. Beginning in Fiscal 2013, in order to better align executive compensation incentives with shareholder value creation, the Compensation Committee recommended to the Board, and the Board approved, a change from the Adjusted EBITDA to Adjusted EPS target measure. Pursuant to their respective employment agreements, the executive officers are entitled to Target Bonuses ranging from 50% to 85% of their base salaries. The level of Target Bonus included in each executive officer’s employment agreement was set to reflect the degree of managerial responsibility of such executive officer. In this respect, the Company ensures that the executive officers with the greatest potential to impact results have a greater portion of their compensation at risk if the Adjusted EPS Target is not met, but also have potential for greater reward if such Adjusted EPS Target is met or surpassed.

The table below sets forth the Target Bonus, as a percentage of each NEO’s base salary, set by the Compensation Committee for Fiscal 2014:

NEO	Fiscal 2014 Target Bonus as a Percentage of Salary

Kevin Davis	85%

Amir Rosenthal	75%

Richard Wuerthele	65%

Paul Gibson	65%

Michael Wall	55%

Adjusted EPS means the Company’s Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. Adjusted EPS is a non-IFRS financial measure. It was selected as the reference metric for establishing annual incentive compensation because the Company believes that it is an appropriate measure of its operating performance that highlights trends in the core business that may not otherwise be apparent when relying solely on IFRS measures. Furthermore, the Compensation Committee and the Board of Directors believe that Adjusted EPS is the right metric to reward executive officers of a company that is still in a growth phase. Refer to the Company’s Management Discussion & Analysis for Fiscal 2014, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, for a reconciliation of Adjusted EPS to Earnings Per Share, the most directly comparable IFRS measure.

If the Company meets the Adjusted EPS Target established for the relevant fiscal year by the Compensation Committee, the executive officer receives 100% of the Target Bonus. If the Company’s performance is below or exceeds such Adjusted EPS Target, the bonus to which the executive officer is entitled is established based on a sliding scale, as shown below.  Each year, there is a possibility that payments will not be made at all or will be made at up to a maximum of 150% of the targeted level.

		% Target			% Target
Target Range		Bonus Payable	Target Range		Bonus Payable
Less than	90%	0%	105.1%	106%	112%
90.1%	91%	10%	106.1%	107%	114%
91.1%	92%	20%	107.1%	108%	116%
92.1%	93%	30%	108.1%	109%	118%
93.1%	94%	40%	109.1%	110%	120%
94.1%	95%	50%	110.1%	111%	123%
95.1%	96%	60%	111.1%	112%	126%
96.1%	97%	70%	112.1%	113%	129%
97.1%	98%	80%	113.1%	114%	132%
98.1%	99%	90%	114.1%	115%	135%
99.1%	100%	100%	115.1%	116%	138%
100.1%	101%	102%	116.1%	117%	141%
101.1%	102%	104%	117.1%	118%	144%
102.1%	103%	106%	118.1%	119%	147%
103.1%	104%	108%	119.1%	or greater	150%
104.1%	105%	110%

For Fiscal 2014, the Company reported Adjusted EPS of $1.00 per share. Excluding the impact of the Easton Baseball/Softball acquisition, which was completed on April 15, 2014 and which was not included in the Adjusted EPS Target for Fiscal 2014, the executive officers will receive annual bonuses representing approximately 104% of their respective Target Bonuses.

In addition to the above-noted performance goal, which is related to an objective, identifiable measure, the annual bonus payable to an executive officer may be adjusted up or down, at the discretion of the Compensation Committee and CEO (in respect of other executive officers), based on individual contribution and performance during the fiscal year. As part of Fiscal 2014 compensation, the Compensation Committee approved additional discretionary cash bonuses to certain members of management, including certain NEOs, for their efforts and contributions related to the achievement of certain corporate milestones and objectives during Fiscal 2014.

Long-Term Equity Incentives

We believe that equity-based awards allow us to reward executive officers for their sustained contributions to the Company. We also believe that equity awards reward continued employment by an executive officer, with an associated benefit to us of employee continuity and retention. The Board of Directors believes that stock options provide management with a strong link to long-term corporate performance and the creation of shareholder value.  On October 16, 2013, Shareholders approved the renewal of the 2011 Plan, a stock-option compensation plan for its employees, officers, directors, and consultants. The 2011 Plan allows us the opportunity to grant options to purchase Common Shares. The Board of Directors does not award options to executive officers according to a prescribed formula or target. Instead, it takes into account the individual’s position, scope of responsibility, ability to affect profits and the individual’s historic and recent performance and the value of the awards in relation to other elements of the executive officer’s total compensation. The Board of Directors will take previous grants of options (including, without limitation, under the Rollover Plan) into consideration when considering new grants of options under the 2011 Plan.

Termination Based Compensation

For payments due to our executive officers upon a change of control, and the acceleration of vesting of equity-based awards in the event of a change of control under our stock option plan, see “— The 2011 Plan”, “— The Rollover Plan” and “— Employment Agreements, Termination Benefits, Change of Control and Other Benefits”.

Comparator Group

The Company’s current executive compensation program was developed with a view to provide competitive compensation that is in keeping with that offered by comparable companies in the consumer products and retail and distribution industries. In designing the Company’s compensation program, the Compensation Committee reviewed, among other things, the compensation practices within a comparator group made up of companies sharing activity, scope and/or financial characteristics with the Company (the “Comparator Group”). The Comparator Group was composed of the following companies: Sturm Ruger, Kid Brands, Universal Electronics, Peet’s Coffee, Johnson Outdoors, Movado, Delta Apparel, Leap Frog, Kenneth Cole, BRG Sports and Arctic Cat as well as aggregate organizations in Mercer LLC’s benchmark database. The companies in the Comparator Group were chosen based on specific selection criteria including, among other things, market leader position of similar revenue size, premium brand in their industry, with research and design for their consumer product offerings. The Company also considered growth trajectory and geographical presence to determine the Comparator Group. The selected companies share similar economic and business challenges as the Company, making relative performance and compensation comparisons meaningful. The benchmark relied upon consists of salary, bonus and stock options. In addition, the Compensation Committee from time to time reviews and refers to various compensation studies. Most recently, Pearl Meyer & Partners were retained to assist with a review and evaluation of the Company’s executive compensation practices, including any appropriate updates to the Company’s Comparator Group. See “ - Compensation Consultants” below.

Compensation Risk

While there has been no formal consideration by the Board of Directors or the Compensation Committee of the implications of risks associated with the Company’s compensation policies and practices, the current structure of the Company’s executive compensation arrangements are inherently designed not to encourage executive officers to expose the Company to inappropriate or excessive risks. The following elements of the Company’s executive compensation arrangements correlate to the long-term performance of the Company:

·                  compensation with a well-balanced mix of salary, annual cash bonus and options;

·                  the use of a performance metric, Adjusted EPS, that is aligned with the Company’s business growth strategy and the creation of shareholder value;

·                  the use of a sliding scale to grant annual cash bonuses (as opposed to an all-or-nothing proposition);

·                  policies and practices that are generally applied on a consistent basis to all executive officers;

·                  a four-year vesting period applicable to all options granted by the Company, which keeps optionees focused on long-term performance;

·                  the fact that the Company’s Insider Trading Policy prohibits insiders (which include, among others, the Company’s directors and executive officers) from engaging in short sales, calls and put options or buying Company securities on margin; and

·                  the fact that employment agreements of executive officers do not provide excessive severance in the case of termination.

Compensation Governance

Compensation Committee

The Compensation Committee has a variety of responsibilities relating to compensation, including establishing and administering policies with respect to compensation of executive officers of the Company, establishing compensation levels annually for the executive officers of the Company, reviewing and overseeing the administration by management of the Company’s general compensation and benefit programs, and reviewing annually the long-term goals and objectives of the CEO.

The Compensation Committee of the Company is composed of three directors, Christopher Anderson, Karyn Barsa and Bob Nicholson, all of whom are independent. Mr. Anderson acts as chairman of the Compensation Committee. The Board of Directors has adopted a written charter describing the mandate of the Compensation Committee.

Mr. Anderson, currently a Partner with Kohlberg, has over 15 years of experience in providing executive oversight and business guidance to organizations across multiple industries, including Chronos Life Group and Katy Industries, Inc.  Ms. Barsa has over 20 years of experience in leading businesses with an emphasis in finance and operations, in both retail and wholesale. She currently serves on the board of Deckers Outdoors and is a member of their compensation and audit committees. Mr. Nicholson, in his current role as Vice-Chairman of the Oilers Entertainment Group, is responsible for overseeing the activities of the Oilers Entertainment Group. He is experienced in both financial and operational aspects of managing the business including compensation practice.

Each member of the Compensation Committee has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

The responsibilities of the Compensation Committee include, among others:

·                  the establishment of key human resources and compensation policies, including all incentive and equity-based compensation plans;

·                  the performance evaluation of the CEO and the CFO, and determination of the compensation for the CEO, the CFO and other senior executives of the Company;

·                  succession planning, including the appointment, training and evaluation of senior management; and

·                  compensation of directors.

The Compensation Committee met one time last fiscal year. The chairman of the Compensation Committee reports to the Board on the Compensation Committee’s operations following each such Compensation Committee meeting.

The Compensation Committee is granted open access to information about the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees are directed to cooperate as requested by its members. The Compensation Committee has the authority to retain, at the Company’s expense, independent compensation consultants or other advisors to assist the Compensation Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board of Directors.

Compensation Consultants

In March 2014, Pearl Meyer & Partners was retained to assist with a review and evaluation of the Company’s executive compensation program and to make recommendations, as appropriate, to the Compensation Committee.  The services being provided by Pearl Meyer & Partners include: reviewing and updating, as necessary, the Company’s Comparator Group, assessing the competitiveness of the Company’s executive compensation program, reviewing the Company’s short-term and long-term incentive plans, as well as the Company’s overall compensation philosophy and strategy. Such services are ongoing and are expected to result in changes to the Company’s compensation program during Fiscal 2015. Pearl Meyer & Partners may also provide ongoing consulting support, as requested by the Compensation Committee from time to time.

Pearl Meyer & Partners’ knowledge of executive compensation practices and governance, in both the United States and Canada, make them an appropriate choice to advise the Compensation Committee.

The aggregate fees billed to the Company or any of its affiliates for Fiscal 2014 and Fiscal 2013 financial years for services relating to determining compensation for any of the Company’s directors and officers, and for all other services, are as set out below:

	Executive Compensation-Related Fees	All Other Fees
Fiscal 2014	$31,095	—
Fiscal 2013	—	—

Insider Trading Policy

The Company’s Insider Trading Policy provides guidelines and restrictions applicable to trading in securities of the Company and communication of material non-public information. The Insider Trading Policy prohibits short sales, calls and put options where the insider of the Company does not own the underlying security of the Company, or in the case of a short sale, an option currently exercisable thereof.  Further, insiders are not permitted to buy Company securities on margin and it is recommended that other than in the course of exercising an option, insiders of the Company do not buy and sell their Company securities within the same six month period other than as described above. The Insider Trading Policy does not otherwise address financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation or otherwise held directly or indirectly by an NEO or a director.

The Insider Trading Policy permits insiders from time to time to establish an automatic securities disposition plan (“ASDP”), pursuant to which an insider may sell securities of the Company through a broker based on a set of pre-arranged instructions. ASDPs are designed to provide insiders who may, from time to time, possess material non-public information with the ability to buy or sell securities while availing themselves of an exemption from insider trading prohibitions and liability under subsection 175(2)(b) of the Securities Act (Ontario). Any ASDP adopted by an insider of the Company must comply with all applicable Canadian securities laws and regulations, and such other terms as set out in the Company’s policy as it may be amended from time to time. Eligible securities include rollover options, vested 2011 stock options and Common Shares held from time to time. When an insider establishes an ASDP, he or she must represent to the Company that he or she is not in possession of any material non-public information and is not attempting to evade applicable securities laws.

Compensation of Named Executive Officers

Summary Compensation Table

To the extent determinable on the date hereof, the following table sets out information concerning the Fiscal 2012, Fiscal 2013 and Fiscal 2014 compensation paid by the Company to the NEOs:

						Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Award	Option- Based Award(1)(2)		Annual Incentive Plans		Long- Term Incentive Plans	Pension Value	All Other Compensation (3)	Total Compensation

Kevin Davis,	2014	$534,440	N/A	$1,034,088	(4)	$726,863	(5)	N/A	N/A	Nil	$2,295,391
President and CEO	2013	$516,600	N/A	$1,766,000	(4)	$357,000		N/A	N/A	Nil	$2,639,000
	2012	$482,000	N/A	Nil		$451,000		N/A	N/A	Nil	$933,000

Amir Rosenthal, CFO and Executive Vice President, Finance & Administration	2014	$376,665	N/A	$620,453	(4)	$446,537	(5)	N/A	N/A	Nil	$1,443,655
	2013	$363,000	N/A	$1,119,000	(4)	$222,000		N/A	N/A	Nil	$1,704,000
	2012	$338,000	N/A	Nil		$238,000		N/A	N/A	Nil	$576,000

							Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Share- Based Award	Option- Based Award(1)(2)		Annual Incentive Plans		Long- Term Incentive Plans	Pension Value	All Other Compensation (3)		Total Compensation

Richard Wuerthele, Executive Vice President of Hockey	2014	$74,038	(6)	N/A	$899,770	(4)	$59,150	(5)	N/A	N/A	100,000	(7)	$1,132,958

Paul Gibson, Executive Vice, President, Product Creation & Supply Chain	2014	$355,352		N/A	$423,976	(4)	$317,062	(5)	N/A	N/A	Nil		$1,096,390
	2013	$347,000		N/A	$815,000	(4)	$182,000		N/A	N/A	Nil		$1,344,000
	2012	$329,000		N/A	Nil		$234,000		N/A	N/A	Nil		$563,000

Michael J. Wall, Vice President, General Counsel and Corporate Secretary	2014	$295,342		N/A	$423,976	(4)	$270,515	(5)	N/A	N/A	Nil		$989,833
	2013	$285,000		N/A	$590,000	(4)	$128,000		N/A	N/A	Nil		$1,003,000
	2012	$266,000		N/A	Nil		$146,000		N/A	N/A	Nil		$412,000

(1)                                  Option-based awards are granted in Canadian dollars.

(2)                                  The Company estimates the fair value of its stock options awards on the date of grant using the Black-Scholes option pricing model. Compensation cost is recognized over the vesting period based on the number of options expected to vest using the graded vesting method. Expected volatility is based on an average volatility of comparable public companies. The risk-free interest rate is based on the Canadian Treasury Bill yield curve corresponding to the stock option’s expected term. The expected dividend yield is 0% as dividends are not expected to be paid during the expected term.

(3)                                  None of the NEOs is entitled to perquisites or other benefits which, in the aggregate are worth over $50,000 or over 10% of their base salary.

(4)                                  Granted pursuant to the 2011 Plan. In Fiscal 2013, each of Kevin Davis, Amir Rosenthal, Paul Gibson and Michael Wall were granted 160,800, 110,800, 80,000, and 41,600 new options, respectively. These options were granted to the NEOs on October 1, 2012 in consideration for past service and the value per share was determined to be Cdn$10.73 which was equivalent to $10.92 based on the noon rate of exchange on the relevant grant date.  In Fiscal 2013, each of Kevin Davis, Amir Rosenthal, Paul Gibson, and Michael Wall were granted 250,000, 150,000, 110,000, and 95,000 new options, respectively. These options were granted to each of Kevin Davis, Amir Rosenthal, Paul Gibson, and Michael Wall on February 27, 2013 in consideration for past service and the value per share was determined to be Cdn$11.81 which was equivalent to $11.52 based on the noon rate of exchange on the relevant grant date. In Fiscal 2014, each of Kevin Davis, Amir Rosenthal, Paul Gibson and Michael Wall were granted 200,000, 120,000, 82,000 and 82,000  new options, respectively. These options were granted to Kevin Davis, Amir Rosenthal, Paul Gibson and Michael Wall on February 28, 2014 in consideration for past service and the value per share was determined to be Cdn.$14.55, which is equivalent to $13.14 based on the noon rate of exchange on the relevant grant date. On February 28, 2014, Richard Wuerthele was granted 175,000 options. These options were granted on his hire date and the value per share was determined to be Cdn$14.55, which is equivalent to $13.14 based on the noon rate of exchange on the relevant grant date.

(5)                                  See “— Compensation Components — Annual Bonus”.

(6)                                  Richard Wuerthele joined the Company on March 1, 2014, and as such, his salary covers the period from the date he joined the Company to the end of Fiscal 2014.

(7)                                  Represents a signing bonus.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number of all awards outstanding as at May 31, 2014 for each NEO.

	Option-Based Award(1)					Share-Based Awards
						Number of
	Number of					Shares or Units	Market or Payout Value	Market or Payout Value
	Securities Underlying				Value of	of Shares that	of Share- Based	of Vested Share-Based
	Unexercised	Option		Option	Unexercised	have not	Awards that	Awards not
	Options	Exercise		Expiration	In-The-Money	Vested	have not	Paid Out or
Name	(#)	Price		Date	Options	(#)	Vested	Distributed
Kevin Davis,	651,662	$3.21	(2)	April 2018	$6,938,000	N/A	N/A	N/A

President and CEO	100,000	$6.41	(3)	December 2019	$744,000

	100,500	$6.90	(4)	March 2021	$699,000

	160,800	$9.87	(5)	October 2022	$641,000

	250,000	$10.87	(6)	February 2023	$748,000

	200,000	$13.39	(7)	February 2024	$94,000

Amir Rosenthal,	278,025	$3.21	(2)	September 2018	$2,960,000	N/A	N/A	N/A

CFO and Executive Vice President, Finance & Administrati on	123,000	$6.90	(4)	March 2021	$856,000

	110,800	$9.87	(5)	October 2022	$441,000

	150,000	$10.87	(6)	February 2023	$449,000

	120,000	$13.39	(7)	February 2024	$56,000

Richard Wuerthele,	175,000	$13.39	(7)	February 2024	$82,000	N/A	N/A	N/A

Executive Vice President of Hockey

Paul Gibson,	370,037	$3.21	(2)	April 2018	$3,940,000	N/A	N/A	N/A

Executive Vice President, Product Creation & Supply Chain	100,000	$6.90	(4)	March 2021	$696,000

	80,000	$9.87	(5)	October 2022	$319,000

	110,000	$10.87	(6)	February 2023	$329,000

	82,000	$13.39	(7)	February 2024	$38,000

	Option-Based Award(1)					Share-Based Awards
						Number of
	Number of					Shares or Units	Market or Payout Value	Market or Payout Value
	Securities Underlying				Value of	of Shares that	of Share- Based	of Vested Share-Based
	Unexercised	Option		Option	Unexercised	have not	Awards that	Awards not
	Options	Exercise		Expiration	In-The-Money	Vested	have not	Paid Out or
Name	(#)	Price		Date	Options	(#)	Vested	Distributed
Michael J. Wall,	69,506	$3.21	(2)	June 2018	$740,000	N/A	N/A	N/A

Vice President, General Counsel and Corporate Secretary	32,000	$6.90	(4)	March 2021	$223,000

	41,600	$9.87	(5)	October 2022	$166,000

	95,000	$10.87	(6)	February 2023	$284,000

	82,000	$13.39	(7)	February 2024	$38,000

(1)                                 Option-based awards are granted in Canadian dollars. For the purposes of translating the relevant exercise price and closing price at fiscal year-end into U.S. dollars, the noon rate of exchange posted by the Bank of Canada on May 30, 2014 was used. The closing price of the Company’s Common Shares on the TSX on May 30, 2014 was Cdn$15.06, which is equivalent to US$13.86 U.S. dollars.

(2)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$3.49 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(3)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$6.97 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(4)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$7.50 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(5)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$10.73 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(6)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$11.81 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(7)                                 This represents the U.S. dollar equivalent of the exercise price of Cdn$14.55 based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

Value Vested or Earned During the Fiscal Year

Name	Option-Based Awards — Value Vested Or Earned During The Year	Share-Based Awards — Value Vested During The Year	Non-Equity Incentive Plan Compensation — Value Earned During The Year
Kevin Davis,	$77,000(1)	N/A	N/A

President and CEO	$154,000(2)

$294,000(3)

Amir Rosenthal,	$53,000(1)	N/A	N/A

CFO and Executive Vice President, Finance & Administration	$92,000(2)

$180,000(3)

Richard Wuerthele, Executive Vice President of Hockey	Nil	N/A	N/A

Paul Gibson,	$38,000(1)	N/A	N/A

Executive Vice President, Product Creation & Supply Chain	$68,000(2)

$146,000(3)

Michael J. Wall,	$20,000(1)	N/A	N/A

Vice President, General Counsel and Corporate Secretary	$58,000(2)

$47,000(3)

(1)                                 This represents the value in U.S. dollars of the options that vested on October 1, 2013. The noon rate of exchange posted by the Bank of Canada on October 1, 2013 was used.

(2)                                 This represents the value in U.S. dollars of the options that vested on February 27, 2014. The noon rate of exchange posted by the Bank of Canada on February 27, 2014 was used.

(3)                                 This represents the value in U.S. dollars of the options that vested on March 10, 2014. The noon rate of exchange posted by the Bank of Canada on March 10, 2014 was used.

Pension Benefits

The NEOs do not participate in any defined benefit pension plan of the Company.

Performance Graph

The following performance graph compares the total cumulative return of a Cdn$100 investment in the Common Shares made on March 10, 2011, being the date on which the Common Shares started trading on the TSX, with the cumulative return on the S&P/TSX Composite Index for the same period.

The Company completed its IPO in March 2011 and as such, there is limited history of its Common Shares trading on the TSX and it may not be possible to draw conclusions from short term trends. Since the IPO, the overall compensation to the Company’s executive officers has increased modestly, and the Company’s operating performance has steadily improved based on the following performance metrics: market share in ice hockey (54% in 2014 vs. 49% in 2011), Company-wide net revenues (9% compound annual growth rate from Fiscal 2012 to Fiscal 2014) and Adjusted EPS (11% compound annual growth from Fiscal 2012 to Fiscal 2014). As discussed above, the Company uses Adjusted EPS, an objective performance metric, to determine annual cash bonuses payable to its executive officers for Company performance. The Company believes that year-over-year growth in Adjusted EPS will lead to long-term shareholder value. The Company does not compensate its executive officers based on its stock price, which may fluctuate for factors outside the control of the Company, including macro-economic environmental risks.

The 2011 Plan

Under the 2011 Plan, options may be granted to the Company’s employees, officers, directors and consultants. The Board of Directors has delegated the administration of the 2011 Plan and all discretion of the Board of Directors under the 2011 Plan described below, subject to certain limitations, to the Compensation Committee of the Board of Directors. The following discussion is qualified in its entirety by the text of the 2011 Plan, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. On October 16, 2013, Shareholders approved the renewal of the 2011 Plan.

The maximum aggregate number of Common Shares which may be subject to options under the 2011 Plan and any other proposed or established share compensation arrangement of the Company (other than the Rollover Plan) is 12% of the Company’s Common Shares outstanding from time to time (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share). As a result, any increase in the issued and outstanding Shares will result in an increase in the available number of the Common Shares issuable under the 2011 Plan, and any exercises or termination, cancellation or expiry of options will make new grants available under the 2011 Plan, effectively resulting in a re-loading of the number of options available to grant under the 2011 Plan. The 2011 Plan does not limit insider participation, nor does the 2011 Plan provide for a maximum number of Common Shares which may be issued to an individual pursuant to the 2011 Plan.

Since the 2011 Plan’s inception, as of the date hereof an aggregate of 4,800,571 options have been granted, of which 302,500 have been cancelled and 192,125 have been exercised. Accordingly, as of the date hereof, an aggregate of 4,305,946 options are currently under grant, representing 9.8% of the issued and outstanding Common

Shares of the Company on a non-diluted basis (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share).

Unless otherwise determined by the Board of Directors, options vest at a rate of 25% of the initial grant per year over four years at each anniversary of the date of the grant. All options granted have an exercise price determined and approved by the Board of Directors at the time of grant, which shall not be less than the market value of the Common Shares at such time (determined in accordance with the 2011 Plan). Fair market value is defined as the weighted average trading price of a Common Share on the TSX for the five business days immediately prior to that date. In the case of a participant of the 2011 Plan whose compensation from the Company or any of its affiliates is subject to Section 409A of the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder, fair market value is rather the closing sale price of the Common Shares reported on the primary securities exchange on which the Common Shares are listed on the last business day on which such exchange is open for trading prior to the date of grant of such option. The Company expects that going forward, the primary securities exchange will be the NYSE for purposes of option grants to such U.S. participants, and therefore the relevant exercise prices will be denominated in U.S. dollars.

Subject to any accelerated termination, options expire no later than 10 years after the date of granting, unless the expiry date falls within a black-out period or within nine business days after the end of such black-out period, in which case such expiration date will be automatically extended without any further act or formality to that date which is the 10th business day after the end of such black-out period.

The 2011 Plan permits the exercise of options through a broker-assisted “cashless exercise”, including a “short sale” where a number of securities are sold to raise an amount equal to the exercise price of options exercised and the resulting proceeds are delivered to the Company. In another form of cashless exercise, if approved by the Compensation Committee on a case-by-case basis, the Company may issue such number of Common Shares having a market value equal to the “in-the-money” value of the aggregate number of options to be exercised in consideration for the surrender of a sufficient number of options to cover the exercise price and applicable taxes. In such case, the dilution to the Company would be less than if all options were exercised for an equal number of underlying Common Shares.

Unless otherwise determined by the Board of Directors in its discretion at any time prior to or after the following events and in any option agreement, the right to exercise vested options granted pursuant to the 2011 Plan will expire on the earliest to occur of the following: (a) 10 years from the date of grant, (b) 365 days from the date of the optionee’s death, (c) 90 days from the date of the optionee’s disability or retirement or from the termination of the optionee’s employment or term in office without cause or voluntary resignation or from the date the participant ceases to be a director, and (d) immediately, in the case of termination of the optionee’s employment or term in office for cause. For greater certainty, any options that were not exercisable at the time of occurrence of events contemplated above immediately expire and are cancelled on such date.

The Board of Directors may advance the date on which any option may be exercised notwithstanding the vesting schedule set forth in such option, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date such option is granted.

Except as otherwise set forth in any option agreement, in the event of any change of control transaction in which there is an acquiring or surviving entity, the Board of Directors may provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more of its subsidiaries; provided, however, that in the event of a change of control transaction the Board of Directors may also take, as to any outstanding option, any one or more of the following actions:

·                  provide that any or all options shall thereupon terminate, provided that any such outstanding options that have vested shall remain exercisable until consummation of such change of control; or

·                  make any outstanding option exercisable in full.

For purposes of the 2011 Plan, a change of control means the occurrence of (a) any transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of 50% of the Company’s voting power is owned directly, or indirectly through one or more entities, by any person and its affiliates or associates (other than the Kohlberg Funds), or (b) a sale, lease or other disposition of all or substantially all of the assets of the Company (other than in connection with an internal reorganization).

Notwithstanding anything contained to the contrary in the 2011 Plan, in the event of a change of control, a reorganization of the Company, an amalgamation of the Company, an arrangement involving the Company, a take-over bid (as that term is defined in the Securities Act (Ontario)) for all of the Common Shares or the sale or disposition of all or substantially all of the property and assets of the Company, the Board of Directors may make such provision for the protection of the rights of the optionees as the Board of Directors in its discretion considers appropriate in the circumstances, including, without limitation, changing the vesting for the options and/or the date on which any option expires.

The 2011 Plan also provides that appropriate adjustments, if any, will be made by the Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation (in each case, a “Change in Capitalization”), in order to maintain the optionees’ economic rights in respect of their options in connection with such Change in Capitalization, including adjustments to the exercise price or the number of Common Shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Except as specifically provided in an option agreement approved by the Board of Directors, options granted under the 2011 Plan may only be exercised during the lifetime of the optionee by such optionee personally (except that an optionee may transfer options for bona fide estate planning purposes to a corporation in respect of which the optionee is the sole shareholder, or to a family trust of which the optionee is the trustee or beneficiary).

Subject to compliance with the applicable rules of the TSX, the Board of Directors may amend the 2011 Plan or any option at any time without obtaining the approval of Shareholders of the Company, provided that such amendment shall (i) not adversely alter or impair any option previously granted, and (ii) be subject to any regulatory approvals including, where required, the approval of the TSX.

For greater certainty, based on current TSX rules, shareholder approval is not required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

·                  amendments of a “housekeeping” nature;

·                  a change to the provisions of any option governing vesting, assignability and effect of termination of a participant’s employment or cessation of a participant’s directorship;

·                  the introduction or amendment of a cashless exercise feature payable in cash or securities;

·                  the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

·                  a change to advance the date on which any option may be exercised under the 2011 Plan.

In addition, the Board of Directors may, subject to regulatory approval, discontinue the 2011 Plan at any time without the consent of the optionees provided that such discontinuance shall not materially and adversely affect any options previously granted under the 2011 Plan.

For greater certainty, the Board of Directors is required to obtain shareholder approval to make the following amendments:

·                  any change to the maximum percentage of Common Shares issuable from treasury under the 2011 Plan;

·                  any amendment which reduces the exercise price of any option after the options have been granted;

·                  any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period; and

·                  any amendment to the amendment provisions of the 2011 Plan,

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

The Rollover Plan

At the time of IPO, all of the predecessor options previously granted under the Predecessor Plan were exchanged for fully vested and exercisable rollover options issued under the Rollover Plan. Since the IPO, as of the date hereof, no rollover options have been cancelled and 2,005,868 rollover options have been exercised. Accordingly, as of the date hereof, an aggregate of 3,113,947 rollover options are currently under grant, representing 7.1% of the issued and outstanding Common Shares of the Company on a non-diluted basis (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share).

The terms of the Rollover Plan are substantially similar to the terms of the 2011 Plan, except that all rollover options are fully vested and no further options may be granted under the Rollover Plan. The Board has delegated to the Compensation Committee responsibility for administering the Rollover Plan. A copy of the second amended and restated Rollover Plan is available on SEDAR at www.sedar.com.

The DSU Plan

The purpose of the deferred share unit plan (“DSU Plan”) is to promote a greater alignment of interests between Eligible Directors (defined below) and shareholders of the Company. The Board has delegated to the Compensation Committee responsibility for administering the DSU Plan.

Deferred Share Units (“DSUs”) may be granted to any director (each, an “Eligible Director”) of the Company who is not an employee of the Company (or any subsidiary of the Company) or an employee of a shareholder who is an insider (as that term has meaning in the TSX Company Manual) of the Company. Eligible Directors may elect to receive up to 100% of their directors’ compensation in the form of DSUs. Each DSU represents the right of the eligible director to receive, on a deferred basis and at the option of the Company, an award of one Common Share issued from treasury, purchased on the open market, the equivalent cash value or a combination thereof, subject to such vesting, forfeiture and other restrictions as the Compensation Committee may determine from time to time. DSUs are not assignable or transferable other than by will or the laws of descent and distribution.

A maximum of 100,000 Common Shares, representing approximately 0.23% of the Common Shares issued and outstanding (assuming conversion of Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share) on a non-diluted basis as of the date hereof are reserved for issuance under the DSU Plan, provided that Common Shares reserved for issuance pursuant to DSUs which are cancelled, terminated or settled without having been redeemed for Common Shares issued from treasury will again be available for issuance under the DSU Plan. The DSU Plan does not limit insider participation, nor does the DSU Plan provide for a maximum number of Common Shares which may be issued to an individual pursuant to the DSU Plan.

Since the DSU Plan’s inception, an aggregate of 35,913 DSUs have been granted (none have been cancelled or exercised), representing 0.08% of the issued and outstanding Common Shares of the Company on a non-diluted basis (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share).

DSUs are issued on the first business day immediately following the last day of each fiscal quarter. The number of DSUs issued to each Eligible Director who elects to receive DSUs is determined by dividing the amount of the director’s quarterly remuneration to be provided in DSUs by the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the trading day immediately preceding the first business day of the fiscal quarter in respect of which the DSUs are to be issued. If and when a dividend is paid on the Common Shares, each Eligible Director is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

If an Eligible Director ceases, for any reason except as a result of death, to be a director of the Company, DSUs held by such Eligible Director may be redeemed from time to time at the election of such Eligible Director on or prior to December 15 in the first calendar year commencing after the date that the Eligible Director retires from or otherwise ceases to hold such positions. In the event of death of an Eligible Director, the Company will redeem all DSUs held by the Eligible Director within 90 days of the death. In the case of any Eligible Directors who is considered to be a “US Participant” under the DSU Plan, all DSUs held by such Eligible Director will be redeemed on the earlier of (i) such Eligible Director’s separation from service with the Company for any reason, and (ii) a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company.

In the discretion of the Company, each DSU will be redeemed for one Common Share or for cash equal to the weighted average trading price of the Common Shares on the TSX for the five trading days ending on the last trading day immediately preceding the applicable redemption date (or in the case of an Eligible Director who is a US Participant, the closing market price of Common Shares on the TSX on the trading date immediately preceding the applicable redemption date). Eligible Directors pay a nil purchase price for Common Shares acquired on the redemption of DSUs.

The Board may amend, suspend or terminate the DSU Plan, or any portion thereof, at any time, subject to those provisions of applicable rules, regulations and policies of the TSX, if any, that require the approval of shareholders.

For greater certainty, based on current TSX rules, shareholder approval shall not be required for the following amendments to the DSU Plan and the Board may make any changes which may include but are not limited to:

·                                           amendments of a “housekeeping” nature; and

·                                         a change to the provisions of any DSU governing vesting, assignability and effect of cessation of a participant’s directorship.

For greater certainty, the Board shall be required to obtain shareholder approval to make the following amendments to the plan:

·                                         any change to the maximum number of Common Shares issuable from treasury under the DSU Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and

·                                           any amendment to the amendment provisions of the DSU Plan,

provided that any shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

With the consent of the Eligible Director affected thereby, the Compensation Committee may amend or modify any outstanding DSU in any manner to the extent that the Compensation Committee would have had the authority to initially grant the award as so modified or amended. However, no amendment, suspension or termination may materially adversely affect any DSUs, or any rights pursuant thereto, granted previously to any Eligible Director without the consent of that Eligible Director.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets out the securities authorized for issuance under the Company’s equity compensation plans as of May 31, 2014:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders:
2011 Plan	4,234,872	$11.37	57,547	(1)
DSU Plan	28,411	N/A	71,589	(1)
Equity compensation plans not approved by securityholders:
Rollover Plan	3,193,677	$4.58	—
Total:	7,456,960	$8.45	129,136

(1)                                 At any time, the maximum number of Common Shares reserved for issuance under the 2011 Plan, together with all of the Company’s other share compensation arrangements (including the DSU Plan but excluding the Rollover Plan) cannot be greater than 12% of the total number of Common Shares issued and outstanding from time to time (assuming the conversion of all Proportionate Voting Shares to Common Shares). As of May 31, 2014, this maximum number of Common Shares was calculated to be 4,292,419. The number of shares authorized for issuance was increased after the offering of the Company that closed on June 25, 2014.

Employment Agreements, Termination Benefits, Change of Control and Other Benefits

Each of the NEOs has an executive employment agreement with the Company.

The executive employment agreements for the NEOs provide for an indeterminate term, and that subject to any employee contributions, the NEO shall be entitled to participate in any and all employee benefit plans from time to time in effect for employees of the Company generally, except to the extent such plans are in a category of benefit otherwise provided to the NEO.

Each executive employment agreement provides that the Company may terminate a NEO’s employment at any time, without cause, by providing the NEO with notice by the Board of Directors, effective as of the date specified in such notice. In the event of such termination or the NEO’s resignation with good reason, the Company is obligated to (i) pay the NEO any earned, but unpaid base salary through the end of the month in which termination occurred, any unreimbursed business expenses and any accrued and unused paid time-off, as applicable (the “Accrued Obligations”); (ii) continue to pay the NEO his/her base salary at the rate in effect on the date of termination for a period of 12 to 24 months, as applicable, following such termination (the “Continuation Period”) in accordance with the Company’s normal payroll practices for its NEOs; (iii) continue to provide medical and dental benefits during the Continuation Period (subject to any employee contribution applicable to active employees generally and the NEO’s timely election of continuation coverage under COBRA); (iv) pay the NEO the annual bonus, if any, that would otherwise have been payable to him/her under the executive employment agreement with respect to the fiscal year of termination of employment, without regard to the NEO’s termination of employment; (v) pay the NEO the prior year bonus if not already paid; and (vi) continue to provide the NEO the annual bonus for the portion of the Continuation Period beginning after the fiscal year of termination of employment, based on actual performance for the full fiscal year, pro-rated as though the NEO remained employed through the last day of the Continuation Period. The Accrued Obligations shall be payable in a lump sum within 30 days following the date of the termination of employment. Each of the prior year bonus and the annual bonus, if any, shall be payable when annual bonuses for the applicable fiscal year are paid to other senior executives of the Company.

If the NEO’s employment is terminated by the Company without cause or the NEO terminates his/her employment for good reason, in each case, nine months prior to, or within 12 months following the consummation of a “Change of Control” (as defined in the 2011 Plan), the NEO shall be entitled to the same payments and benefits provided to those NEOs terminated without cause as stated above, provided that the Continuation Period shall be 24 months.

The U.S. Internal Revenue Code imposes an excise tax on certain “parachute payments” treated as payable in connection with or contingent upon certain “change in control” transactions where the total amount of payments to an affected individual exceeds a prescribed threshold based on the executive’s historical compensation. Our NEOs who are subject to U.S. income taxes could be subject to this excise tax for compensation (such as severance and the value of accelerated vesting on equity awards) that becomes payable to them in connection with a future change in control of the Company and we could be denied a compensation deduction for U.S. federal income tax purposes for the amount of such “parachute payments.” The employment agreements with our NEOs who are U.S. taxpayers contain provisions intended to mitigate the adverse impact to the NEOs from these potential excise taxes.

The following table sets out the estimated amounts that would be payable to each NEO if (i) the NEO’s employment is terminated by the Company without cause or the NEO terminates his/her employment for good reason (see “Termination” column), or (ii) the NEO’s employment is terminated by the Company without cause or the NEO terminates his/her employment for good reason, in each case, 9 months prior to, or within 12 months following the consummation of a “Change of Control” (see “Change of Control” column):

	Severance Payment(1)(2)
Executive Officer	Termination	Change of Control
Kevin Davis, President and CEO	$1,496,360	$2,515,360
Amir Rosenthal, CFO and Executive Vice President, Finance & Administration	$981,400	$1,666,400
Richard Wuerthele, Executive Vice President of Hockey	$834,100	$1,431,600
Paul Gibson, Executive Vice President of Product Creation and Supply Chain	$1,690,068	$2,176,768
Michael J. Wall, Vice President, General Counsel and Corporate Secretary	$652,356	$1,134,256

(1)                                 Assumes the NEO was paid the bonus payment at target for Fiscal 2014.

(2)                                 Assumes a May 31 termination.

Each executive employment agreement provides for customary contractual covenants in favour of the Company, including a non-solicitation covenant in respect of employees, customers and vendors and a non-competition covenant throughout the United States, Canada or Europe, both of which apply for a period of 12 months following termination, and confidentiality and non-disparagement covenants in favour of the Company.

Director Compensation

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board of Directors. The compensation program was updated following last year’s annual and special meeting of Shareholders held on October 16, 2013. The details of the Company’s compensation program are listed below, outlining the retainers and fees to be paid to the members of the Board.

Annual Retainer	$
Non-Executive Chairman	140,000(1)
Independent Director	90,000
Independent Committee Members (per committee)	2,000
Independent Committee Chairs	5,000

Attendance Fees (per meeting of the Board of Directors)	$
Attended in Person	2,000
Attended Telephonically	500

DSU Election Requirements	%
Minimum DSU election	50%
Maximum DSU election	100%

(1)                                 This includes the annual retainer paid for being an Independent Director.

None of Christopher Anderson, Samuel Frieder nor Kevin Davis, our President and CEO, received any compensation for serving as directors of our Company.

Under the DSU Plan, directors are required to receive between 50% to 100% of their compensation in the form of DSUs. In Fiscal 2014, a total of 22,481 DSUs were granted to Michael Jacobi, Paul Lavoie, Matthew Mannelly, Bernard McDonell and Bob Nicholson.

All directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors.

The following table sets out information concerning the Fiscal 2014 cash compensation paid by the Company to each of the directors listed below:

Name	Annual Retainer Earned(1)(2)	Attendance Fees Earned(2)	% paid in DSUs	Share- Based Awards(3)	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation		Total
Christopher Anderson(4)	—	—	—	—	N/A	N/A	N/A	—		—
Karyn Barsa(5)	3,750	—	50%	3,748	N/A	N/A	N/A	—		7,498
Samuel P. Frieder (4)	—	—	—	—	N/A	N/A	N/A	—		—
Paul A. Lavoie	—	—	100%	62,751	N/A	N/A	N/A	—		62,751
C. Michael Jacobi	—	—	100%	84,617	N/A	N/A	N/A	—		84,617
Matthew M. Mannelly	28,125	3,250	50%	31,377	N/A	N/A	N/A	—		62,752
Bernard McDonell	39,375	3,150	70%	99,220	N/A	N/A	N/A	—		141,745
Bob Nicholson	37,812	3,500	50%	41,551	N/A	N/A	N/A	—		82,863
Gordon Woodword (4)(6)	—	—	—	—	N/A	N/A	N/A	—		—
Richard W. Frank(7)	15,375	—	0%	—	N/A	N/A	N/A	24,375	(8)	39,750
Shant Mardirossian(4)(9)	—	—	—	—	N/A	N/A	N/A	—		—

(1)                                 Represents the director’s retainer and any chairman and committee membership fees paid in cash.

(2)                                 Effective after the last annual and special meeting of Shareholders held on October 16, 2013, the directors’ compensation program was updated. This table accounts for fees earned under the old compensation program from June 1, 2013 until October 16, 2013, and under the new compensation program from October 17, 2013 until May 31, 2014. The old compensation program paid each Independent Director, an annual retainer of $41,000, a fee of $2,000 for serving on a committee, a fee of $5,000 for serving as chairman of a committee, a fee of $2,000 for each meeting attended in person and $500 for each meeting attended telephonically (see “ — Director Compensation”).

(3)                                 The Share-Based Awards granted are represented in U.S. dollars based on the noon rate of exchange posted by the Bank of Canada on May 30, 2014.

(4)                                 Pursuant to the Nomination Rights Agreement, Samuel Frieder, Christopher Anderson, Gordon Woodward and Shant Mardirossian did not receive any fees for their role as a director.

(5)                                 Karyn Barsa was appointed by the Board of Directors on May 1, 2014.

(6)                                 Gordon Woodward served as a director until May 1, 2014.

(7)                                 Richard W. Frank served as a director until October 16, 2013.

(8)                               In Fiscal 2014, Mr. Frank received $24,000 for providing certain consulting services to the Company pursuant to a consulting agreement with the Company. This consulting arrangement was terminated in October 2013 following Mr. Frank ceasing to be a director of the Company.

(9)                                 Shant Mardirossian served as a director until October 16, 2013.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets out the outstanding share-based awards and option-based awards as at May 31, 2014:

	Option-Based Award				Share-Based Awards
Name(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
Karyn Barsa(3)	N/A	N/A	N/A	N/A	Nil	—	—
C. Michael Jacobi	N/A	N/A	N/A	N/A	8,404	$116,467	—
Paul Lavoie	N/A	N/A	N/A	N/A	3,387	$46,939	—
Matthew Mannelly	N/A	N/A	N/A	N/A	1,693	$23,462	—
Bernard McDonell	N/A	N/A	N/A	N/A	10,796	$149,616	—
Bob Nicholson	N/A	N/A	N/A	N/A	4,131	$57,249	—

(1)                              All compensation paid to Mr. Davis, who is a director and NEO, is disclosed under “Executive Compensation Discussion and Analysis — Compensation of Named Executive Officers”.

(2)                              The Market Value of Payout Value of Share-Based Awards that have not vested is represented in U.S. dollars. For the purposes of translating the relevant exercise price and closing price at fiscal year-end into U.S. dollars, the noon rate of exchange posted by the Bank of Canada on May 30, 2014 was used. The closing price of the Company’s Common Shares on the TSX on May 30, 2014 was Cdn$15.06, which is equivalent to $13.86 U.S. dollars.

(3)                              Karyn Barsa was appointed as a director on May 1, 2014 and received her first grant of 284 DSUs on June 2, 2014.

Value Vested or Earned During the Year

No Directors had option-based or share-based awards that vested during Fiscal 2014.

Indemnification and Insurance

The Company has a $65.0 million director and officer insurance program. In addition, the Company has indemnification agreements with each of its directors and officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Company, and none of their associates, is or has, within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year, been indebted to the Company or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company, except for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of (i) the directors or executive officers of the Company, (ii) the Shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board of Directors

Independence

The Board of Directors is comprised of nine directors. Currently eight directors are considered independent, and each such director is being nominated for election at the Meeting. Pursuant to National Instrument 52-110 - Audit Committees, as amended from time to time (“NI 52-110”) and NYSE rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s independent judgment.

Name	Independent	Non-Independent	Reasons for Non-Independence
Christopher Anderson(1)	X

Karyn Barsa	X

Kevin Davis		X	President and CEO of the Company

Samuel P. Frieder(1)	X

C. Michael Jacobi	X

Paul A. Lavoie	X

Matthew M. Mannelly	X

Bernard McDonell	X

Bob Nicholson	X

(1)                              On June 13, 2014, the Board of Directors determined that Christopher Anderson and Samuel Frieder, both executives of the Kohlberg Funds, were independent directors of the Company having regards to, among other things, the updated ownership position of the Kohlberg Funds.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. Effective September 18, 2012, Bernard McDonell, an independent director, was appointed as non-executive Chairman of the Board. The independent directors are entitled to hold in-camera sessions without management present at meetings of the Board of Directors, if considered necessary, and did so periodically during Fiscal 2014. At the committee level, all members on the Audit Committee are independent directors, all members of the Corporate Governance and Nominating Committee are independent directors, and all members of the Compensation Committee are independent directors. Each of the charters of the committees of the Board of Directors generally provide that the committee will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by the members of the committee. In addition, each committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the committee in fulfilling its duties and responsibilities, including authority to retain and to approve any such firm’s fees and other retention terms.

Mandate of the Board of Directors

The Company’s Articles state that its Board of Directors must have a minimum of three and a maximum of 10 directors. Under the Nomination Rights Agreement with the Kohlberg Funds, until such time that the agreement is terminated, the number of directors is fixed at nine. The Board of Directors is responsible for supervising the management of our business and affairs. The Board of Directors’ key responsibilities relate to the stewardship of management, generally through the CEO to pursue the best interests of the Company, and include the following: review and approval of the strategic plan and in relation thereto approval of annual business and capital plans and policies and processes generated by management relating to the authorization of major investments and significant allocations of capital, supervision of senior management and succession planning including the appointment of the CEO and the Chairman of the Board of Directors and ensuring that other executives are in place for sound management, ensuring that the Company has a communications policy in accordance with the guidance set out in National Policy 51-201 - Disclosure Standards in place, ensuring that we have risk management systems in place and also ensuring that we have appropriate internal controls and corporate governance policies in place, ensuring a business ethics, compliance and corporate governance mindset and creation of a culture of integrity throughout the organization, and review of the Company’s Code of Conduct and implementation procedures to ensure compliance. Under the mandate, the Board of Directors is entitled to engage outside advisers, at our expense, where, in the view of the Board of Directors, additional expertise or advice is required.

Position Descriptions

Separate Chairman and CEO Positions

The Company has had an independent, non-executive Chairman of the Board since September.  The Company maintains separate Chairman of the Board and CEO positions, which allows the Board to be more effective in overseeing the Company’s affairs and holding management accountable for the Company’s activities. Having an independent Chairman of the Board fosters strong leadership, healthy discussion and avoids the potential for any conflict of interest.

The Chairman of the Board of Directors and Committee Chairmen

The Board of Directors has adopted a written position description for the Chairman of the Board of Directors setting out the Chairman’s responsibilities, including leadership and governance of the Board of Directors, the promotion of corporate social responsibility, the facilitation of Shareholder meetings, and the oversight of Board committees. The Board appointed a non-executive, independent director as its Chairman to help it function independently of management. The Board of Directors has also adopted mandates for each of its committees. These mandates set out the key roles and responsibilities of each committee chairman, which include duties relating to the setting of committee meeting agendas, preparing relevant information for distribution to committee members in advance of meetings, chairing committee meetings, reporting on committee activities to the Board, and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

The CEO

The primary functions of the CEO are to lead the management of our business and affairs, and to lead the implementation of the resolutions and the policies of the Board of Directors. As set out in the CEO’s position description approved by the Board of Directors, the duties and responsibilities of the CEO include leadership and governance, corporate social responsibility, strategic planning, business organization and development, and risk management and disclosure, among others.

Orientation and Continuing Education

We have an orientation program for any new directors under which a new director will meet separately with the Chairman of the Board of Directors and members of the senior executive team. A new director will be presented with a director manual that reviews Board of Directors policies and procedures, our current strategic plan, financial plan and capital plan, the most recent annual and quarterly reports and materials relating to key business issues. New directors will also receive training and preparation sessions in respect of IFRS.

Specifically, the new directors, Paul Lavoie and Matthew Mannelly, attended a continuing education session on Canadian Securities Laws in Fiscal 2014.

The chairman of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Code of Conduct

We have a written code of conduct (the “Code of Conduct”) that applies to all directors, officers, head office management and employees. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company, its subsidiaries and business units. The Code of Conduct addresses conflicts of interest, protecting our assets, confidentiality, fair dealing with our securityholders, customers, suppliers, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour.

As part of our Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential or the appearance of conflicts of interest. The Board of Directors or the persons or committee appointed has the ultimate responsibility for the stewardship of the Code of Conduct.

The Code of Conduct includes a “whistleblower” provision for reporting violations of the law, the Code of Conduct and the Company’s other corporate policies and encourages persons subject to the Code of Conduct to talk with appropriate personnel within the Company when in doubt about the best course of action in a particular situation. The Company has instituted an open door policy to invite personnel to share questions or concerns with their supervisors, human resources representatives or a member of the Company’s legal department. In addition, the Company has set up a compliance hotline run by an independent call centre, through which with persons subject to the Code of Conduct may report their concerns.

All persons subject to the Code of Conduct are required to provide, upon request, certification of compliance with the Code of Conduct, as well as compliance with all Company policies. The CEO is responsible for ensuring that certifications are obtained from time to time, as the CEO determines to be necessary, for all persons subject to the Code of Conduct and for providing written confirmation to the Board of Directors, upon the request of the Chairman of the Board of Directors, that such certifications have been obtained and summarizing the results thereof. In March 2012, the Company circulated and collected such certification forms from its worldwide employees and, in the case of new employees, including employees of newly acquired businesses, provides orientation on the Code of Conduct. The Company expects to collect certifications again from its worldwide employees in the current fiscal year.

The updated Code of Conduct has been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and is available on the Company’s website at www.performancesportsgroup.com.

Anti-Corruption Policy

The Company has a written anti-corruption policy (the “Anti-Corruption Policy”) that applies to all employees (including part-time and temporary employees) and directors of the Company and any of its subsidiaries. The objective of the policy is to ensure that the Company conducts its business with high standards of ethical conduct, not permitting corrupt business practices, whether taken directly or indirectly through third-parties, anywhere in the world. The Anti-Corruption Policy provides that the Company will not tolerate or permit bribery, corruption or unethical business practices of any kind. This applies to dealing with both government officials and commercial partners. The Company must comply with the policy regardless of local customs, regional practices, competitive conditions or perceived business necessity. The policy also provides that the Company must conduct due diligence on third-party business partners to confirm that their practices and policies are consistent with the Anti-Corruption Policy.

Board of Directors Committees

Our Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit Committee

The audit committee of the Company (the “Audit Committee”) is composed of a minimum of three directors, each of whom is financially literate and, each of whom is independent within the meaning of NI 52-110, Rule 10A-3 under the United States Securities and Exchange Act of 1934 and the NYSE rules. The Audit Committee is composed of three directors, all of which are independent, C. Michael Jacobi, Bernard McDonell and Bob Nicholson. Mr. McDonell acts as chairman of the Audit Committee.

The relevant education and experience of each current member of the Audit Committee is described as part of his or her respective biography set out under “Nominees For Election to the Board of Directors”.

The Board of Directors has adopted a written charter (the “Charter of the Audit Committee”) for the Audit Committee, which sets out the Audit Committee’s responsibility in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board of Directors, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. The Charter of the Audit Committee can be viewed in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.performancesportsgroup.com.

Corporate Governance and Nominating Committee

The Board of Directors has a corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”) which is responsible for identifying new candidates for Board nomination and for recommending to the Board of Directors qualifications for directors including, among other things, the competencies, skills, business and financial experience, leadership roles and level of commitment required to fulfill Board of Director responsibilities. The Corporate Governance and Nominating Committee may also, from time to time, engage a search firm to help identify qualified candidates.

After considering the qualifications that existing directors possess and that each new nominee will bring to the Board of Directors, the Corporate Governance and Nominating Committee is responsible for identifying candidates qualified for Board membership, and recommending to the Board of Directors nominees to be placed before the Shareholders at each annual meeting. In order to encourage an objective nomination process for new directors, the Corporate Governance and Nominating Committee considers potential candidates from a variety of sources and evaluates the suitability of such candidates using objective criteria determined by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for annually reviewing the performance of the Board of Directors and its committees against the objectives of their respective charters and mandates. In addition, it annually evaluates the contribution of the individual directors.

In connection with the Company’s initial public offering, the Kohlberg Funds and the Company entered into a nomination rights agreement dated March 10, 2011 (the “Nomination Rights Agreement”). For so long as the Kohlberg Funds beneficially owned a specified percentage of the combined voting power of all Shares, the Kohlberg Funds were entitled to nominate for election a certain number of directors.  As the Kohlberg Funds held less than 10% of the voting power of all Shares as of the relevant nomination date, the Kohlberg Funds are not entitled to nominate any directors to be elected at the Meeting.

Notwithstanding the foregoing, the Board, in consultation with the Corporate Governance and Nominating Committee, has nominated Christopher Anderson and Samuel P. Frieder (who were previously nominees of the Kohlberg Funds) to be re-elected as directors at the Meeting. The Board and the Corporate Governance and Nominating Committee determined that Christopher Anderson and Samuel Frieder, as executives of one of the Company’s largest Shareholders, have interests that are aligned with other Shareholders. In addition, in light of the performance of the Company and for Board continuity, the nomination of such Directors was deemed warranted.  Further, on June 13, 2014 the Board determined that Christopher Anderson and Samuel Frieder were independent Directors, having regards to, among other things, the updated ownership position of the Kohlberg Funds.

The Nomination Rights Agreement automatically terminates after the first continuous 180 day period during which the Kohlberg Funds, whether individually or together, hold in the aggregate less than 10% of the issued and outstanding Shares of the Company, determined on a non-diluted basis.

The Corporate Governance and Nominating Committee also ensures the Company develops and implements an effective and efficient approach to corporate governance that enables the business and affairs of the Company to be carried out, directed and managed with the objective of enhancing shareholder value. Its mandate includes the development of the Company’s Code of Conduct and monitoring compliance with the Code of Conduct. The Code of Conduct is available on SEDAR at www.sedar.com and the Company’s website at www.performancesportsgroup.com. From time to time, the Corporate Governance and Nominating Committee reviews the size, composition and operation of the Board and its committees as well as the performance of the chairmen of all of the committees of the Board.

The Corporate Governance and Nominating Committee of the Company is composed of three directors, Christopher Anderson, C. Michael Jacobi and Matthew Mannelly, all of whom are independent. Mr. Jacobi acts as chairman of the Corporate Governance and Nominating Committee. On June 13, 2014, Matthew Mannelly replaced Bernard McDonell as a member the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee has a written charter describing the mandate of such committee.

Compensation Committee

For a description of the composition and mandate of the Compensation Committee see “Executive Compensation Discussion and Analysis — Compensation Governance — Compensation Committee”.

Board and Committee Attendance

The following chart sets out the directors and number and percentage of meetings attended during Fiscal 2014:

Number and % of Meetings Attended
Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Committees Total	Overall Attendance
Christopher Anderson	6/6 (100%)	—	1/1 (100%)	3/3 (100%)	4/4 (100%)	10/10 (100%)
Karyn O. Barsa(1)	1/1 (100%)	—	—	—	—	1/1 (100%)
Kevin Davis	6/6 (100%)	—	—	—	—	6/6 (100%)
Samuel P. Frieder	6/6 (100%)	—	1/1 (100%)	—	1/1 (100%)	7/7 (100%)
C. Michael Jacobi	6/6 (100%)	4/4 (100%)	—	3/3 (100%)	7/7 (100%)	13/13 (100%)
Paul A. Lavoie	5/5 (100%)	—	—	—	—	5/5 (100%)
Matthew M. Mannelly	5/5 (100%)	—	—	—	—	5/5 (100%)
Bernard McDonell	6/6 (100%)	4/4 (100%)	—	3/3 (100%)	7/7 (100%)	13/13 (100%)
Bob Nicholson	5/6 (83.33%)	4/4 (100%)	1/1 (100%)	—	5/5 (100%)	10/11 (90.9%)
Gordon Woodward(2)	5/5 (100%)	—	—	—	—	5/5 (100%)
Richard W. Frank(3)	1/1 (100%)	—	—	—	—	1/1 (100%)
Shant Mardirossian(4)	1/1 (100%)	—	—	—	—	1/1 (100%)

(1)                              Karyn Barsa was appointed as a director on May 1, 2014.

(2)                              Gordon Woodward resigned as a director on May 1, 2014.

(3)                              Richard W. Frank ceased to be a director on October 16, 2013.

(4)                              Shant Mardirossian ceased to be a director on October 16, 2013.

OTHER BUSINESS

Management is not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

If you have any questions that are not answered by this Circular, or would like additional information, you should contact your professional advisors. You can also contact Equity Financial Trust Company, the Company’s transfer agent, at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by e-mail at investor@equityfinancialtrust.com should you have any questions regarding voting of your Shares.

Financial information is provided in the Company’s comparative annual financial statements and Management’s Discussion and Analysis. Copies of the Company’s audited consolidated financial statements for the period ended May 31, 2014 together with the report of the auditor thereon, Management’s Discussion and Analysis of the Company’s financial condition and results of operations for Fiscal 2014, any interim financial statements of the Company for periods subsequent to the end of the Company’s last fiscal year, the current Annual Information Form, and this Circular are available free of charge on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company’s website at www.performancesportsgroup.com.

APPROVAL BY DIRECTORS

The content and the sending to the Shareholders of this Circular have been approved by the Board of Directors of the Company.

Dated at Toronto, Ontario, this 27th day of August, 2014.

Kevin Davis

President and Chief Executive Officer

Appendix A

GLOSSARY OF TERMS

“2011 Plan” means the second amended and restated 2011 stock option plan of the Company, as amended from time to time.

“Accrued Obligations” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Employment Agreements, Termination Benefits, Change of Control and Other Benefits”.

“Adjusted EBITDA” means EBITDA (net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the Credit Facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation) before restructuring and other one-time or non-cash charges associated with acquisitions, pre-IPO sponsor fees, costs related to share offerings, as well as share-based payment expenses.

“Adjusted EPS” has the meaning set out under the heading “Executive Compensation and Analysis — Compensation Components —Annual Bonus”.

“Adjusted Net Income/Loss” means net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition related intangible assets for acquisitions since the IPO, costs related to share offerings, share-based compensation expense and other non-cash or one-time items.

“Annual Information Form” means the annual information form of the Company dated August 25, 2014.

“Anti-Corruption Policy” has the meaning set out under the heading “Corporate Governance — Anti-Corruption Policy”.

“Articles” means the articles of incorporation of the Company.

“ASDP” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Insider Trading Policy”.

“Audit Committee” has the meaning set out under the heading “Corporate Governance — Board of Directors Committees — Audit Committee”.

“BCBCA” means the British Columbia Business Corporations Act.

“Board” or “Board of Directors” means the board of directors of the Company.

“CEO” means chief executive officer.

“CFO” means chief financial officer.

“Change in Capitalization” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — The 2011 Plan”.

“Charter of the Audit Committee” has the meaning set out under the heading “Corporate Governance — Board of Directors Committees — Audit Committee”.

“Circular” means this management information circular.

“Code of Conduct” has the meaning set out under the heading “Corporate Governance — Code of Conduct”.

“Common Shares” means the common shares of the Company.

“Company” means Performance Sports Group Ltd.

“Comparator Group” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Comparator Group”.

“Compensation Committee” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Compensation Governance — Compensation Committee”.

“Continuation Period” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Employment Agreements, Termination Benefits, Change of Control and Other Benefits”.

“Corporate Governance and Nominating Committee” has the meaning set out under the heading “Corporate Governance — Board of Directors Committees — Corporate Governance and Nominating Committee”.

“DSUs” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — The DSU Plan”.

“DSU Plan” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — The DSU Plan”.

“Earnings Per Share” means the Company’s profit divided by its number of common outstanding Shares.

“Eligible Director” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — The DSU Plan”.

“Fiscal 2012” means the fiscal year ended May 31, 2012.

“Fiscal 2013” means the fiscal year ended May 31, 2013.

“Fiscal 2014” means the fiscal year ended May 31, 2014.

“Fiscal 2015” means the fiscal year ended May 31, 2015.

“IFRS” means the International Financial Reporting Standards.

“Insider Trading Policy” has the meaning set out under the heading “Executive Compensation Discussion and Analysis — Insider Trading Policy”.

“IPO” means the Company’s initial public offering of Common Shares completed on March 10, 2011.

“Kohlberg” means Kohlberg Management VI, LLC.

“Kohlberg Funds” means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is advised or managed by Kohlberg.

“KSGI” means Kohlberg Sports Group Inc., a Cayman Island Company.

“Majority Voting Policy” has the meaning set out under the heading “Business of the Meeting — Majority Voting Policy”.

“Meeting” means the annual meeting of Shareholders currently scheduled for October 9, 2014 at 10:00 a.m. (Eastern time).

“Named Executive Officers” or “NEOs” means the Company’s CEO and CFO and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000.

“NI 52-110” has the meaning set out under the heading “Corporate Governance — Board of Directors — Independence”.

“NI 54-101” means National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer.

“Nomination Rights Agreement” has the meaning set out under the heading “Corporate Governance - Board of Directors Committees - Corporate Governance and Nominating Committee”.

“Non-Registered Shareholder” means a non-registered holder of Shares.

“Notice of Meeting” means the notice of the Meeting attached to this Circular.

“Notice Package” means the package to be mailed to Shareholders, containing a notice with information prescribed by NI 54-101, and a form of proxy or a voting instruction form, in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s interim financial statements for Fiscal 2015.

“NYSE” the New York Stock Exchange.

“Predecessor Plan” means KSGI’s equity incentive plan dated April 16, 2008 that was terminated on March 10, 2011.

“Proportionate Voting Shares” means the proportionate voting shares of the Company.

“Record Date” has the meaning set out under the heading “General Proxy Matters — Record Date”.

“Registered Shareholder” means a registered holder of Shares.

“Rollover Plan” means the Predecessor Plan assumed by the Company on March 10, 2011 in connection with the exchange of predecessor options for fully vested and exercisable rollover options, as amended from time to time.

“Shareholders” mean the holders of Shares.

“Shares” mean, together, the Common Shares and the Proportionate Voting Shares.

“Target Bonus” has the meaning “Executive Compensation Discussion and Analysis — Compensation Components — Annual Bonus”.

“TSX” means the Toronto Stock Exchange.